UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August,[ ], 2005

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Consolidated Financial Statements of Legrand SAS pursuant to IFRS as of and for the period ended June 30, 2005

LEGRAND  SAS  IFRS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

Summary

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Consolidated statements of income IFRS

	Legrand SAS
	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros in millions

Net sales	1,582.6	1,486.2

Operating expenses
Cost of goods sold	(826.5)	(790.4)
Administrative and selling expenses	(417.9)	(380.9)
Research and development expenses	(123.8)	(121.0)
Other operating income (expense)	(5.0)	2.6

Operating income	209.4	196.5

Interest income (expense)	(90.5)	(117.5)
Other income (expense)	8.1	2.5

Income before taxes, minority interests
and equity in earnings of investees	127.0	81.5

Income taxes	(50.8)	(55.8)

Net income before minority interests
and equity in earnings of investees	76.2	25.7

Minority interests	(1.2)	(0.8)
Equity in earnings of investees	0.4	1.3

Net income	75.4	26.2

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Consolidated balance sheets IFRS

	Legrand SAS
	June 30, 2005	Dec 31, 2004
	Euro, in millions

ASSETS

Current assets
Cash and cash equivalents	90.3	68.3
Marketable securities	1.9	13.1
Restricted cash	14.6	27.0
Trade accounts receivable	634.4	495.7
Deferred income taxes	35.6	30.3
Other current assets	112.4	132.2
Inventories	482.6	422.0
Total current assets	1,371.8	1,188.6

Non current assets
Property, plant and equipment, net	807.0	807.7
Assets availaible for sale	8.4	8.3
Investments in associates	8.9	12.5
Investments in other companies	60.3	5.9
Goodwill	1,417.3	1,331.1
Trademarks, net	1,550.2	1,526.3
Developed Technology, net	294.1	337.7
Other intangible assets, net	60.2	51.5
Mirror swaps and Swaps associated with TSDI 3	19.7	25.7
Swaps associated with other borrowings	36.8	40.5
Deferred income taxes	40.2	27.4
Other non-current assets	4.7	4.3
Total non-current assets	4,307.8	4,178.9

Total assets	5,679.6	5,367.5

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	Legrand SAS
	June 30, 2005	Dec 31, 2004
	Euros in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	278.5	182.0
Accounts and notes payable	361.5	311.3
Deferred income taxes	3.7	3.8
Other current liabilities	399.1	375.9
Total current liabilities	1,042.8	873.0

Deferred income taxes	720.6	717.0
Other non-current liabilities	238.9	229.3
Long-term borrowings	1,117.9	1,138.6
Swaps associated with TSDI 1&2	57.7	80.8
Swaps associated with other borrowings	50.2	78.3
Subordinated securities	48.7	68.9

Related party loan	2,028.6	1,943.5

Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(308.7)	(384.1)
Translation reserve	(87.6)	(144.7)
Minority interests	11.1	7.5
	374.2	238.1

Total liabilities and shareholders' equity	5,679.6	5,367.5

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Consolidated statements of cash flows IFRS

	Legrand SAS
	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros in millions

Net income	75.4	26.2
Reconciliation of net income to net cash provided from (used in) operating activities:
- depreciation of tangible assets	70.5	72.6
- amortization of intangible assets	56.6	68.1
- financing charges amorization	1.5
- changes in long-term deferred taxes	(56.0)	6.6
- changes in other long-term assets and liabilities	11.3	(5.1)
- minority interests	1.2	0.8
- equity in earnings of investees	(0.4)	(1.3)
- other items having impacted the cash	26.3	36.3
(Gains) losses on fixed asset disposals	2.6	(6.3)
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(34.4)	(25.6)
- accounts receivable	(111.8)	(73.5)
- accounts and notes payable	40.2	76.7
- other operating assets and liabilities	16.0	(11.7)
Net cash provided from operating activities	99.0	163.8

Net proceeds from sales of fixed assets	2.1	28.6
Capital expenditures	(56.4)	(48.8)
Proceeds from sales of marketable securities	24.6	43.9
Investments in marketable securities	(0.7)	(5.7)
Investments in consolidated entities	(31.1)	0.0
Investments in non-consolidated entities	(57.0)	0.9
Net cash (used in) provided from investing activities	(118.5)	18.9

Related to shareholders' equity :
- capital increase	0.0	0.0
- dividends paid by subsidiaries	(1.0)	(0.5)
Other financing activities :
- reduction of subordinated securities	(20.2)	(19.7)
- new borrowings	120.1	5.0
- repayments of borrowings	(75.0)	(166.0)
- debt issuance costs	0.0	0.0
- increase (reduction) of bank overdrafts	11.1	(10.8)
Net cash (used in) provided from financing activities	35.0	(192.0)

Net effect of currency translation on cash	6.5	0.3
Increase (reduction) of cash and cash equivalents	22.0	(9.0)
Cash and cash equivalents at the beginning of the period	68.3	67.9
Cash and cash equivalents at the end of the period	90.3	58.9

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Accounting policies and details

1)

Basis of presentation and accounting policies

The Group’s consolidated condensed financial statements are prepared in conformity with IFRS.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of June 30, 2005, and the consolidated results of operations and cash flows for the six months period ended June 30, 2005. All such adjustments are deemed to be of a normal recurring nature.

2)

Inventories

Inventories are comprised as follows:

	Legrand SAS
	June 30, 2005	Dec 31, 2004
	Euros in millions

Purchased raw materials and components	166.2	143.6
Sub-assemblies, work-in-process	96.4	93.2
Finished goods	285.2	246.9
	547.8	483.7
Less cumulated allowances	(65.2)	(61.7)
	482.6	422.0

3)

Investments

	Legrand SAS
	June 30, 2005	Dec 31, 2004
	Euros in millions

Other investments	60.3	5.9
Investments in associates	8.9	12.5
	69.2	18.4

The main variation of the investments is related to the recent Group’s acquisitions, Van Geel and Zucchini.

4)

Long-term borrowings

Long-term borrowings can be analyzed as follows:

	Legrand SAS
	June 30, 2005	Dec 31, 2004
	Euros in millions

Facility Agreement	690.6	847.5
8 ½% debentures	320.6	285.2
Other long-term borrowings	118.1	18.3
	1,129.3	1,151.0
Debt issuance costs	(11.4)	(12.4)
	1,117.9	1,138.6

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5)

Short-term borrowings

	Legrand SAS
	June 30, 2005	Dec 31, 2004
	Euros in millions

Current portion of long-term debt	155.6	81.0
Current portion of capital leases	7.7	7.3
Bank overdrafts	85.1	80.9
Other short-term borrowings	30.1	12.8
	278.5	182.0

6)

Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

BTicino SpA litigation

In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceeding

In October 2003 an action was brought against one subsidiary of the Group and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued.

The Group has responded to these allegations and fixed a counterclaim, as it believes that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition management does not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim . This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Group believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

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Future rental commitments

The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under non-cancellable leases are detailed below:

	Legrand SAS
	Jun 30, 2005	Dec 31, 2004
	Euros, in millions
Payable within one year	22.6	18.3
Payable in one to two years	16.4	16.1
Payable in two to three years	12.7	13.1
Payable in three to four years	8.5	6.5
Payable in four to five years	7.4	4.1
Subsequent years	13.5	11.7
	81.1	69.8

7)

Stock-options

In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan was opened to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct.

On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date.

On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 13, 2001. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Holders of stock options granted by Legrand SA (other than holders of stock options granted in 2001) have the right to exchange the common and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares’ pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all common and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options are exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

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Options subject to Schneider’s stock options undertaking have exercise periods that continue through and until November 2007.

The shareholders meeting of Legrand SA approved major distribution of reserves for € 375 million in 2003 and for € 675 million beginning 2004. In consequence the value and the number of options have been adjusted.

Nature of the plans	subscription				purchase
Dates of attribution of options	1998		2000	2001	1999
Nature of shares offered	common	preferred	common	common	common
Number of grantees	6		8,999	9,122	8,814
Exercisable from	10-1998		11-2005	11-2005	12-2004
Exercisable until	10-2004		11-2007	11-2008	12-2006
Option price (in Euros) before retained earnings distribution	165.56	100.01	191.50	143.00	222.00
Option price (in Euros) after retained earnings distribution	121.20	61.77	140.19	104.68	162.51
Number of options granted	7,500	2,500	124,240	178,766	85,708
Options cancelled	(2,000)		(18)		(4,508)
Balance at the end of 2002	5,500	2,500	124,222	178,766	81,200
New options issued from retained earnings distribution as at Nov 15, 2003	513	489	16,218	21,353	11,998
Options exercised
Options cancelled			(372)	(372)	(376)
Balance at the end of 2003	6,013	2,989	140,068	199,747	92,822
New options issued from retained earnings distribution as at Mar 30, 2004	1,507	1,057	38,002	52,996	28,963
Options exercised	(7,520)	(4,046)
Options cancelled			(9)		(7)
Balance at the end of 2004	0	0	178,061	252,743	121,778
Options exercised			(90)
Options cancelled
Balance at the end of June 30, 2005	0	0	177,971	252,743	121,778

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: August 31, 2005	By:	//s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer